Mason Street Funds, Inc.
N-SAR Filing
September 30, 2002


Sub-item 77D:  Policies with respect to security investments

	The changes with respect to investment policies during the six-month period ended September 30, 2002 were as follows:

(1)	The investment policy for the Asset Allocation Fund previously provided
	for a benchmark allocation of 50-70% for stocks.  This benchmark allocation
	range was changed to 45-75% stocks at the May 2, 2002 board meeting,
	effective with the June 28, 2002 prospectus.  The board resolution follows:

"BE IT RESOLVED, that the investment policies of the Asset Allocation Fund are amended to state that under normal market conditions, the Fund's net assets will be allocated according to a benchmark of 45-75% stocks, 25-35% bonds and 0-20% cash, effective on the date of the next prospectus of the corporation."

(2)	Due to a change in a SEC rule, effective with the first prospectus update
	in 2002, each Fund is required to have a policy that at least 80% of its Assets will be invested, under normal circumstances, in the kind of securities indicated by the Funds' name. In recent years the requirement had been 65%. Pursuant to this SEC rule change, the investment policies of the Funds were modified as follows:

Small Cap Growth Stock Fund

	"Under normal circumstances, the Fund will invest at least 80% of its assets in small cap stocks."

International Equity Fund

	Under normal circumstances, the Fund will invest at least 80% of its assets in stocks.

Growth Stock Fund

	Under normal circumstances, the Fund will invest at least 80% of its assets in stocks.

Growth and Income Stock Fund

	Under normal circumstances, the Fund will invest at least 80% of its assets in stocks.

High Yield Bond Fund

	Under normal circumstances, the Fund will invest at least 80% of its assets in high yield bonds.

Select Bond Fund

	At least 80% of the Select Bond Funds' total assets will normally be invested in bonds and debentures which have maturities of at least one year.

(3)	Effective June 28, 2002, the investment policies of the Small Cap
	Growth Stock Fund were changed to define small cap stocks as stocks with market capitalizations of less than that of the largest stock in the Standard & Poor's SmallCap 600 Index. Previously, small cap had been defined as market capitalizations of less than $3 billion.

(4) (4)	At its meeting on August 1, 2002, the board of directors of the Fund
	adopted the following resolution:

"BE IT RESOLVED, that the Municipal Bond, Select Bond and Asset  Allocation
 Funds of Mason Street Funds and the Select Bond, Asset Allocation and Balanced Portfolios of Northwestern Mutual Series Fund may invest in interest rate swaps and credit default swaps in accordance with their investment objectives and policies and may enter into spread and rate lock forward contracts in an amount not to exceed 5% of the assets of the Fund or Portfolio. Provided, however, that such Funds and Portfolios may not enter into interest rate caps, floors or collars unless previously authorized by this Board."